Exhibit 99.1

ETP Retail Holdings, LLC

Consolidated Financial Statements

As of June 30, 2016 and December 31, 2015

Three and Six Months Ended June 30, 2016 and 2015

ETP Retail Holdings, LLC

ETP Retail Holdings, LLC

Consolidated Balance Sheets

(Dollars in millions)

(unaudited)

	June 30, 2016	December 31, 2015

ASSETS
Current Assets:
Cash	$—	$—
Advances to affiliated companies	220	157
Total current assets	220	157

Investments in unconsolidated affiliates	432	375
Total assets	$652	$532

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$—	$—
Accrued and other current liabilities	3	3
Advances from affiliated companies	66	—
Total current liabilities	69	3

Commitments and contingencies

Equity:
Members’ equity	607	534
Accumulated other comprehensive income	1	1
Noncontrolling interest	(25)	(6)
Total equity	583	529
Total liabilities and equity	$652	$532

The accompanying notes are an integral part of these consolidated financial statements.

ETP Retail Holdings, LLC

Consolidated Statements of Operations and Comprehensive Income

(Dollars in millions)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenues:
Sales and other operating revenue	$—	$—	$—	$1,960
Sales to affiliates	—	—	—	424
Other	—	—	—	10
Total revenues	—	—	—	2,394
Costs and expenses:
Cost of products sold	—	—	—	1,636
Purchases from affiliates	—	—	—	685
Operating expenses	—	—	—	20
Selling, general and administrative	—	—	—	17
Depreciation and amortization	—	—	—	13
Total costs and expenses	—	—	—	2,371
Operating income	—	—	—	23
Other income:
Income from unconsolidated affiliates	2	109	23	123
Other, net	—	—	—	1
Income before income tax expense	2	109	23	147
Income tax expense	—	—	—	3
Net income	$2	$109	$23	$144

Comprehensive Income	$2	$109	$23	$144

The accompanying notes are an integral part of these consolidated financial statements.

ETP Retail Holdings, LLC

Consolidated Statement of Equity

(Dollars in millions)

(unaudited)

	Members’ Equity	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total
Balance, December 31, 2015	$534	$1	$(6)	$529
Sunoco Retail Transaction	2,297	—	—	2,297
Distribution	(47)	—	(19)	(66)
R&M and Atlantic Distribution	(2,200)	—	—	(2,200)
Net income	23	—	—	23
Balance, June 30, 2016	$607	$1	$(25)	$583

The accompanying notes are an integral part of these consolidated financial statements.

ETP Retail Holdings, LLC

Consolidated Statements of Cash Flows

(Dollars in millions)

(unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income	$23	$144
Reconciliation of net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	13
Inventory valuation adjustments	—	(3)
Income from unconsolidated affiliates	(23)	(123)
Distributions from unconsolidated affiliates	13	(27)
Net change in operating assets and liabilities:
Accounts receivable, net	—	21
Accounts receivable, affiliated companies	—	(14)
Inventories	—	73
Accounts payable	—	(99)
Accounts payable, affiliated companies	—	51
Accrued and other current liabilities	—	(28)
Other operating	—	(14)
Net cash provided by operating activities	13	(6)
Cash flows from investing activities:
Capital expenditures	—	(16)
Sunoco Retail Transaction	2,200	—
Purchase of intangibles	—	(28)
Proceeds from dispositions	—	2
Net cash provided by (used in) investing activities	2,200	(42)
Cash flows from financing activities:
Advances (to) from affiliates — Sunoco, Inc.	(13)	227
Distributions to ETP	—	(179)
R&M and Atlantic Distribution	(2,200)	—
Net cash provided by (used in) used in financing activities	(2,213)	48
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

Non-Cash Financing Activities:
Non-cash distribution to members	$47	$—
Non-cash distribution to non-controlling interest	$19

The accompanying notes are an integral part of these consolidated financial statements.

ETP Retail Holdings, LLC

Notes to Consolidated Financial Statements

(Dollars in millions)

1.	Operations and Organization:

ETP Retail Holdings, LLC, a Delaware limited liability company, (the “Company,” “we” or “our”) is an indirect wholly-owned subsidiary of Energy Transfer Partners, L.P. (“ETP”) formed in May 2014.  In June 2014, the equity interests in multiple entities were contributed to the Company, including (a) 100% of the membership interests in Sunoco, LLC (“Sunoco LLC”), (b) a 99% membership interest in ETC M-A Acquisition LLC (“ETC M-A Acquisition”), which owned 100% of the membership interests in Mid-Atlantic Convenience Stores, LLC (“MACS”) and (c) a non-controlling membership interest in Philadelphia Energy Solutions LLC (“PES”) comprising 33% of PES’s outstanding common units (collectively, the “Contributed Businesses”).

Sunoco LLC was formed by Sunoco, Inc. (“Sunoco”) in June 2014, at which time Sunoco contributed certain retail assets (the “Contributed Assets”) of its subsidiaries to Sunoco LLC.  Pursuant to the contribution agreement, Sunoco contributed substantially all of its wholesale motor fuel distribution business which included:

• dealer, distributor and fuel supply agreements,

• fuel supply agreements to distribute motor fuel to Sunoco convenience stores and other retail fuel outlets,

• real property owned in fee,

• leases and subleases under which it was a tenant, and

• leases and subleases under which it was a landlord.

All of the Contributed Assets were recorded at our affiliates’ book value as this transaction was considered to be a reorganization of entities under common control. As discussed above, Sunoco contributed its interest in Sunoco LLC to the Company in June 2014.  Sunoco had originally been acquired by ETP in October 2012.

In October 2014, our affiliate, Sunoco LP acquired MACS from the Company in a transaction valued at approximately $768 million (the “MACS Transaction”). The transaction included company-operated retail convenience stores and dealer-operated and consignment sites from MACS, which had originally been acquired by ETP in October 2013. The consideration paid by Sunoco LP consisted of 3,983,540 Sunoco LP common units and $556 million in cash.

In April 2015, Sunoco LP acquired a 31.58% equity interest and 50.1% voting interest in Sunoco LLC from the Company for $816 million (the “Sunoco LLC Transaction”).  Sunoco LP paid $775 million in cash and issued $41 million of Sunoco LP common units to the Company, based on the five-day volume weighted average price of Sunoco LP’s common units as of March 20, 2015.  As a result of the Sunoco LLC Transaction, the Company no longer has a controlling interest in Sunoco LLC, therefore all of the Sunoco LLC operations were deconsolidated as of April 1, 2015.

Sunoco Retail LLC (“Sunoco Retail”) was formed in December 2015 as an indirect wholly-owned subsidiary of ETP.  On March 31, 2016, 100% of the equity interests in Sunoco Retail were contributed to the Company.  Immediately prior to this contribution, Sunoco Retail’s assets included (i) the retail assets and the ethanol plant located in Fulton, NY formerly owned by Sunoco, Inc. (R&M), (ii) the retail assets formerly owned by Atlantic Refining and Marketing Corp; and (iii) 100% of the membership interests in Sunmarks LLC.

On March 31, 2016, effective January 1, 2016, the Company contributed to Sunoco LP the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC and 100% of the membership interest in Sunoco Retail for approximately $2.2 billion in cash (including the expected value of working capital) and the issuance to the Company of 5,710,922 Sunoco LP common units (the “Sunoco Retail Transaction”). Concurrently with the execution of the transaction, the Company distributed the $2.2 billion in cash to Sunoco, Inc. (R&M) and Atlantic Refining & Marketing Corp in the amount of $2 billion and $0.2 billion, respectively (the “R&M and Atlantic Distribution”). In exchange for the distribution, Sunoco, Inc. (R&M) and Atlantic Refining & Marketing Corp agree to provide support to the Company related to the Company’s guarantee of the Term Loan Facility (see Note 4).

Through its membership interest in Sunoco LLC, the Company was primarily engaged in the wholesale distribution of motor fuels to Sunoco, Inc. (R&M) and third parties in the United States.  Sunoco, Inc. (R&M) operated convenience stores and retail fuel outlets under the proprietary Sunoco brand, primarily in the east coast and southeast regions of the United States.  Through its membership interest in Sunoco LLC, the Company also distributed motor fuel to Sunoco-branded retail fuel outlets operated by third parties under long-term contracts.  Through its membership interest in Sunoco LLC, the Company also supplied other commercial customers on a spot or short-term contract basis.

At June 30, 2016, the Company owned the following:

•	99% membership interest in ETC M-A Acquisition, which currently owns 3,983,540 Sunoco LP common units;
•	a non-controlling membership interest in PES comprising 33% of PES’s outstanding common units; and
•	6,506,404 Sunoco LP common units.
2.	Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated financial statements of the Company include accounts of all wholly-owned subsidiaries.  Intercompany transactions have been eliminated in consolidation.

Sunoco has allocated various corporate overhead expenses to the Contributed Assets based on percentage of property, plant and equipment, cost of goods sold, margin and headcount.  These allocations are not necessarily indicative of the cost that the Contributed Assets would have incurred by operating as an independent stand-alone entity.  As such, the consolidated financial statements may not fully reflect what the Contributed Assets’ financial position, results of operations and cash flows would have been had the Contributed Assets operated as a stand-alone company during the periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which changed the requirements for consolidations analysis. Under ASU 2015-02, reporting entities are required to evaluate whether they should consolidate certain legal entities. The Company adopted this standard on January 1, 2016, and the adoption did not impact the Company’s financial position or results of operations.

Cash

The Company considers cash and cash equivalents to include investments with original maturities of three months or less.

Investments in Unconsolidated Affiliates

We own interests in Sunoco LP and PES that are accounted for by the equity method. In general, we use the equity method of accounting for an investment in an affiliated company for which we exercise significant influence over, but do not control, the investee’s operating and financial policies.

Revenue Recognition

During the periods presented, the Company derived revenue from the sale of fuel.  Revenue was recognized at the time of sale or when fuel was delivered to the customer.

Refined product exchange transactions, which are entered into primarily to acquire refined products of a desired quantity or at a desired location, are netted in cost of products sold in the consolidated statements of operations.

Motor Fuel Taxes

Consumer excise taxes on sales of refined products are excluded from both revenues and costs and expenses in the consolidated statements of operations, with no effect on net income.

Income Taxes

Income taxes are accounted for under the asset and liability method as if the Company were a separate taxpayer during the period that its operations were included as part of a federal consolidated tax return filing group with its parent company.  Under this method, deferred tax assets and liabilities of the Company are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.  The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. Then, the tax benefit recognized is the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement. When facts and circumstances change, we reassess these probabilities and record any changes through the provision for income taxes.

Under the separate entity method, the Company is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its parent.  However, since there is no tax-sharing agreement in place between the Company and its parent, any taxes payable or receivable on current taxable income or loss at the end of each reporting date is treated as a capital contribution or dividend.

The Company’s investment in PES is treated as a partnership for federal and state income tax purposes.  Since income taxes are not provided for partnerships, no income taxes are reflected in the financial statements for those operations.

Fair Value of Financial Instruments

The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the consolidated financial statements approximate fair value because of the short-term maturity of the instruments.

3.	Investments in Unconsolidated Affiliates:

PES

The Company’s investment in PES consists of a non-controlling membership interest in PES comprising 33% of PES’s outstanding common units.  PES is a joint venture with The Carlyle Group, L.P. (“The Carlyle Group”), which owns two crude oil refining facilities in Philadelphia, Pennsylvania and an adjacent crude oil rail unloading terminal.

Sunoco LP

At June 30, 2016, the Company’s investment in Sunoco LP consists of 10,489,944 Sunoco LP common units that were issued to the Company as part of the consideration for the MACS, Sunoco LLC, and Sunoco Retail Transactions described in Note 1. The Company’s investment represented approximately 9% of the total outstanding Sunoco LP common units at June 30, 2016. The Company’s investment in Sunoco LP is accounted for in our consolidated financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Equity, L.P.

Summarized Financial Information

The following tables present aggregated selected income statement data for PES and Sunoco LP (on a 100% basis for all periods presented):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue	$5,890	$7,505	$10,557	$13,731
Operating income	119	281	274	396
Net income	56	238	167	324

4.	Commitments and Contingencies:

ETP Retail Holdings Guarantee of Sunoco LP Notes

In April 2015, Sunoco LP acquired a 31.58% equity interest in Sunoco LLC from the Company for $775 million of cash and $41 million of Sunoco LP common units. The cash portion of the consideration was financed through Sunoco LP’s issuance of $800 million principal amount of 6.375% senior notes due 2023. The Company entered into a guarantee of collection with Sunoco LP and Sunoco Finance Corp., a wholly owned subsidiary of Sunoco LP, pursuant to which the Company has agreed to provide a guarantee of collection, but not of payment, to Sunoco LP with respect to the principal amount of the 6.375% senior notes issued by Sunoco LP.

In March 2016, Sunoco LP entered into a term loan in an aggregate principal amount of up to $2.035 billion due October 1, 2019 (the “Term Loan Facility”), which was borrowed in full. The Company provided a limited contingent guaranty of collection with respect to the payment of the principal amount of the Term Loan Facility. As of June 30, 2016, Sunoco LP had $1.2 billion outstanding under the Term Loan Facility.

In April 2016, Sunoco LP issued $800 million of 6.250% senior notes due 2021 (the “Senior Notes”). The proceeds from the Senior Notes were used to repay a portion of Sunoco LP’s indebtedness under its Term Loan Facility. The Company entered into a limited contingent guarantee on the obligation to pay the principal on the Senior Notes once all remedies have been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the Senior Notes are still owed amounts in respect of the principal of the Senior Notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

ETP Retail Holdings, LLC (the “Company”) is an indirect wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”) formed in May 2014.  In June 2014, the equity interests in multiple entities were contributed to the Company, including (a) 100% of the membership interests in Sunoco LLC, (b) a 99% membership interest in ETC M-A Acquisition LLC (“ETC M-A Acquisition”), which owned 100% of the membership interests in MACS and (c) a non-controlling membership interest in Philadelphia Energy Solutions LLC (“PES”) comprising 33% of PES’s outstanding common units.

At June 30, 2016, the Company owned the following:

•	99% membership interest in ETC M-A Acquisition, which currently owns 3,983,540 Sunoco LP common units;
•	a non-controlling membership interest in PES comprising 33% of PES’s outstanding common units; and
•	6,506,404 Sunoco LP common units.

Sunoco Retail was formed in December 2015 as an indirect wholly owned subsidiary of ETP.  On March 31, 2016, 100% of the equity interests in Sunoco Retail were contributed to the Company.  Immediately prior to this contribution, Sunoco Retail’s assets included (i) the retail assets and the ethanol plant located in Fulton, NY formerly owned by Sunoco R&M, (ii) the retail assets formerly owned by Atlantic Refining; and (iii) 100% of the membership interests in Sunmarks LLC.

On March 31, 2016, effective January 1, 2016, the Company contributed to Sunoco LP the remaining 68.42% membership interest in Sunoco LLC and 100% of the membership interest in Sunoco Retail.  Prior to this transaction, the Company, through its interest in Sunoco LLC, was primarily engaged in the wholesale distribution of motor fuels to Sunoco R&M and third parties in the United States.  Sunoco R&M operated convenience stores and retail fuel outlets under the proprietary Sunoco brand, primarily in the east coast and southeast regions of the United States. Through its membership interest in Sunoco LLC, the Company also distributed motor fuel to Sunoco-branded retail fuel outlets operated by third parties under long-term contracts.  Through its membership interest in Sunoco LLC, the Company also supplied other commercial customers on a spot or short-term contract basis.

Recent Dispositions

In October 2014, our affiliate, Sunoco LP acquired MACS from the Company in a transaction valued at approximately $768 million (the “MACS Transaction”). The transaction included company-operated retail convenience stores and dealer-operated and consignment sites from MACS, which had originally been acquired by ETP in October 2013. The consideration paid by Sunoco LP consisted of 3,983,540 Sunoco LP common units and $556 million in cash.

In April 2015, Sunoco acquired a 31.58% equity interest and a 50.1% voting interest in Sunoco LLC from the Company for $816 million.  Sunoco paid $775 million in cash and issued $41 million of Sunoco common units to the Company, based on the five-day volume weighted average price of Sunoco’s common units as of March 20, 2015.  As a result of the transaction, the Company no longer has a controlling interest in Sunoco LLC; therefore, all of the Sunoco LLC operations were deconsolidated as of April 1, 2015. In March 2016, the Company contributed its remaining interest in Sunoco LLC to Sunoco LP.

Results of Operations

	Six Months Ended June 30,
	2016	2015
Revenues:
Sales and other operating revenue	$—	$1,960
Sales to affiliates	—	424
Other	—	10
Total revenues	—	2,394
Costs and expenses:
Cost of products sold	—	1,636
Purchases from affiliates	—	685
Operating expenses	—	20
Selling, general and administrative	—	17
Depreciation and amortization	—	13
Total costs and expenses	—	2,371
Operating income	—	23
Other income:
Interest expense	—	—
Income from unconsolidated affiliates	23	123
Interest income - affiliate	—	—
Other, net	—	1
Income before income tax expense	23	147
Income tax expense	—	3
Net income	$23	$144

The following is a discussion of the significant items and variances impacting the Company’s net income during the periods presented above:

Revenues. Revenues for the six months ended June 30, 2016 decreased compared to the six months ended June 30, 2015 due to the deconsolidation of Sunoco LLC in April 2015.

Costs and expenses. Costs and expenses for the six months ended June 30, 2016 decreased compared to the six months ended June 30, 2015 due to the deconsolidation of Sunoco LLC in April 2015.

Income from unconsolidated affiliates. Income from unconsolidated affiliates for the six months ended June 30, 2016 decreased compared to the six months ended June 30, 2015 due to the contribution of the Company’s remaining 68.42% membership interest in Sunoco LLC in the Sunoco Retail Transaction.